

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 10, 2016

Via E-mail
Mr. David D. O'Toole
Chief Financial Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, California 94065

      Re: Capnia Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed March 25, 2016
             File No. 001-36593

Dear Mr. O'Toole:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Brian Cascio

                              Brian Cascio
                              Accounting Branch Chief
                              Office of Electronics and Machinery